EXHIBIT 99.1

Lombard Medical Receives Australian Therapeutic Goods Administration (TGA) Approval for the Aorfix™ Endovascular Stent Graft for the Treatment of Abdominal Aortic Aneurysms

IRVINE, Calif., June 06, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that the Australian Therapeutic Goods Administration (TGA) has approved the Aorfix™ Endovascular Stent Graft for inclusion on the Australian Register of Therapeutic Goods.  The TGA has approved the use of Aorfix for the treatment of abdominal aortic aneurysms (AAAs) with aortic neck angulations up to 90 degrees.

“Achieving approval to begin commercial sales of Aorfix in Australia is another important milestone for our company,” said CEO Simon Hubbert.  “Product shipments will begin immediately as we work with leading endovascular physicians to bring Aorfix to market in this country.”

About Aorfix™ Endovascular Stent Graft
Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs).  When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture.  Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.  Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends.  Aorfix has been evaluated in three studies and used in more than 7,000 procedures worldwide.  Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, Uruguay, and now Australia.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: +1 949 379 3750 / +44 (0)1235 750 800

William J. Kullback, Chief Financial Officer
Tel: +1 949 748 6764